

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Michael Buckley
Executive Vice President and Chief Financial Officer
Robert Half International Inc.
2884 Sand Hill Road, Suite 200
Menlo Park, CA 94025

> **Re: Robert Half International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 14, 2022**
> **File No. 001-10427**

Dear Mr. Buckley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services